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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 00071

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RICHARDS MERRILL & PETERSON INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

US BANK BLDG ONE SKYWALK 422 WEST RIVERSIDE AVENUE
(No. and Street)

SPOKANE	WA	99201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TOM MCDONALD (509)-624-3174
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

601 WEST RIVERSIDE STE 1800	SPOKANE	WA	99201
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
FEB 2 6 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, JOHN S LARSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RICHARDS, MERRILL & PETERSON INC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TOM MCDONALD
NOTARY PUBLIC
STATE OF WASHINGTON
License Number 69201
My Commission Expires September 20, 2023

Signature

PRESIDENT

Title

Tom McDonald

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] 0) Management Statement Regarding Compliance with Certain Exemption Provisions Under 15c3-3.
- [x] (p) Report of Independent Registered Public Accounting Firm.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Richards, Merrill & Peterson, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Richards, Merrill & Peterson, Inc. (Company), as of December 31, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, in 2019 the Company changed its method of accounting for leases due to the adoption of Accounting Standards Codification Topic No. 842.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content, is presented in accordance with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Spokane, Washington
February 18, 2020

We have served as the Company's auditor since 2007.

Report of Independent Registered Public
Accounting Firm and Financial Statements
with Supplemental Information for

Richards, Merrill & Peterson, Inc.

December 31, 2019

CONTENTS

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF FINANCIAL CONDITION

ASSETS

	December 31, 2019
Cash	$ 114,438
Receivable from clearing organization	75,327
Furniture and equipment, at cost, less accumulated depreciation of $108,099	39,061
Right of use asset - office lease	65,150
Prepaid expenses	10,757
Prepaid federal income tax	6,493
Deposit with clearing organization	250,000
Total assets	$ 561,226

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued liabilities	6,465
Lease liability	65,150
Deferred income taxes	2,442
Total liabilities	74,057
STOCKHOLDERS' EQUITY	
Common stock $1 par value; 50,000 shares authorized; 600 shares issued and outstanding	600
Additional paid-in capital	89,610
Retained earnings	396,959
Total stockholders' equity	487,169
Total liabilities and stockholders' equity	$ 561,226

See accompanying notes.

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF INCOME

	Year Ended December 31, 2019
REVENUES	
Commission income	$ 2,290,325
Investment advisory fee income	974,739
	3,265,064
EXPENSES	
Commissions	1,861,685
Employee compensation	713,700
Service provider charges	140,484
Professional services	167,149
Occupancy	107,651
Sales expenses	59,881
Communications	32,942
Subscriptions	10,846
Taxes other than income taxes	52,045
Regulatory fees	23,713
Quotation services	31,283
Other operating expenses	40,167
	3,241,546
Income from operations	23,518
OTHER INCOME	
Other	53,106
Loss on assets disposed	(7,258)
	45,848
Income before income tax	69,366
Income tax expense (benefit)	
Current	16,787
Deferred	2,197
	18,984
Net income	$ 50,382

See accompanying notes.

RICHARDS, MERRILL & PETERSON INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2018	$ 600	$ 89,610	$ 384,558	$ 474,768
Net income	-	-	50,382	50,382
Dividends paid to stockholders	-	-	(37,981)	(37,981)
Balance, December 31, 2019	$ 600	$ 89,610	$ 396,959	$ 487,169

See accompanying notes.

RICHARDS, MERRILL & PETERSON, INC.
STATEMENT OF CASH FLOWS

	Year Ended December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 50,382
Adjustments to reconcile net income to net cash from operating activities	
Depreciation expense	14,638
Change in assets and liabilities	
Receivable from clearing organization	94,410
Other assets	(422)
Net federal income tax	(13,878)
Deferred federal income tax	2,086
Accounts payable and accrued liabilities	(850)
Loss on assets disposed	7,257
Net cash provided by operating activities	153,623
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of furniture and equipment	(30,088)
Net cash used in investing activities	(30,088)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid to stockholders	(37,981)
NET CHANGE IN CASH	85,554
Cash, beginning of year	28,884
Cash, end of year	$ 114,438
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION	
Cash paid during the year for income taxes	$ 30,665

See accompanying notes.

Note 1 – Organization and Nature of Business

Richards, Merrill & Peterson, Inc. (Company) is a registered broker-dealer engaged primarily in providing brokerage and investment advisory services to clients in Spokane, Washington, and the surrounding area.

The Company is incorporated in the state of Washington and is registered with the Securities and Exchange Commission (SEC). The Company is also a member of the Financial Industry Regulatory Authority (FINRA).

Note 2 – Significant Accounting Policies

Basis of accounting – Customers' securities transactions are recorded on a settlement-date basis, generally three business days after trade date for municipal, corporate, and equity securities and one business day after trade date for U.S. government securities. Related commission income and expenses are recorded on a settlement date basis. As of December 31, 2019, and for the year then ended, the Company's financial condition and results of operations using the settlement-date basis are not materially different from recording transactions on a trade-date basis.

Cash and cash equivalents – For the purposes of reporting cash flows, cash and cash equivalents include deposits with financial institutions. See Note 5 for additional details.

Receivables – Receivables consist primarily of commissions due from mutual funds and the Company's clearing broker, and are typically received upon settlement of the transaction. Accordingly, management has determined that an allowance for doubtful receivables is not necessary based on a review of historical losses (none) and industry and economic conditions.

Depreciation – Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by the straight-line method over estimated useful lives of five to seven years. Depreciation expense for the year ended December 31, 2019 was $14,638.

Leases – The Company enters into leases in the normal course of business primarily for office operations. Right of use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

Deposits – The Company has an agreement with First Clearing Corporation (FCC), whereby FCC clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 30 days prior written notice of either party. The contract was renewed in December 2019 and is extended to December 31, 2024. As part of this agreement, the Company is required to, and does maintain a deposit in the amount of $250,000 held at FCC as of December 31, 2019.

Paid time off – Employees are entitled to paid vacation, sick, and personal days off depending on job classification, length of service, and other factors. These benefits do not carry over and must be used by year end. Accordingly, no provision for such benefits is appropriate in the accompanying financial statements.

Accounting estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Managed account fees – Managed account fees are billed on a quarterly basis at the beginning of the quarter, and allocated over three months. Any account refunds or credits are prorated over the remainder of the quarter.

Commission income – Commission income is recognized on a settlement date basis on traditional brokerage accounts.

Revenue from Contracts with Customers -ASC 606 *Revenue from Contracts with Customers* (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets. The Company's assessment of key revenue sources includes:

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Income taxes – Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. For the year ended December 31, 2019, the Company recorded a $2,197 deferred tax expense. As of December 31, 2019, the company recorded a $2,442 deferred tax liability.

The Company applies the provisions of Financial Accounting Standards Board (FASB) Accounting

Standards Codification (ASC) 740-10, *Income Taxes*, relating to accounting for uncertain tax positions. The Company recognizes the tax benefit from uncertain tax positions only if it is more likely than not the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. The tax benefit is measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. See Note 8 for additional details.

Adoption of new accounting standard – On January 1, 2019 the Company adopted ASU No. 2016-02 "Leases (Topic 842)" and subsequent amendments thereto, which requires the Company to recognize most leases on the balance sheet.

Adoption of the leasing standard resulted in the recognition of operating right-of-use assets of $143,266 and operating lease liabilities of $143,266 as of January 1, 2019. These amounts were determined based on the present value of remaining minimum lease payments. There was no material impact to the timing of expense or income recognition in the Company's income statement. Disclosures about the Company's leasing activities are presented in Note 6 – Leases.

Subsequent events – The Company has evaluated subsequent events through February 18, 2020, the date the audited financial statements were available to be issued, and has recognized the effects of those subsequent events, if any, as required by accounting principles generally accepted in the United States of America.

Note 3 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000. The SEC also requires the ratio of aggregate indebtedness to net capital shall not exceed 1500% (15 to 1). At December 31, 2019, the Company had net capital of $430,859 which was $330,859 in excess of its total Rule 15c3-1 required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .1662 to 1.

Note 4 – Defined Contribution 401(k) Plan

The Company sponsors a defined contribution 401(k) plan that covers all employees who regularly work 1,000 hours or more per year. Employees may contribute up to 100% of eligible compensation up to a federally mandated maximum. Employer contributions are discretionary with a minimum contribution of 4% of participants' compensation. For the year ended December 31, 2019, the Company made discretionary contributions of $64,788.

Note 5 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The amount on deposit with financial institutions fluctuates but does not exceed the insured limit by the U.S. Federal Deposit Insurance Corporation. As of December 31, 2019, the Company had no uninsured

deposits held at corresponding financial institutions.

Note 6 – Lease Agreement

Leases are classified as operating or finance leases at the lease commencement date. Lease expense for operating leases and short-term leases is recognized on a straight-line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right of use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

Right-of-use assets and lease liabilities by lease type, and the associated balance sheet classifications are as follows:

Balance Sheet Classification	
Right-of-use asset	
Operating leases – other assets	$65,150
Lease liabilities	
Operating leases – other liabilities	$65,150

The Company is leasing office space on a five-year lease expiring October 31, 2020. Total lease expense for the year ended December 31, 2019 was $78,116. Pursuant to the terms of noncancelable lease agreements in effect at December 31, 2019, pertaining to premises and equipment, future minimum lease commitments under various operating leases are as follows:

Year Ended December 31,	
2020	$ 65,150
Total minimum payments required	$ 65,150

Note 7 – Income Taxes

The deferred tax liability at December 31, 2019, relates to differences between book and tax depreciation. The components of the deferred income tax liability in the statement of financial condition are as follows:

Deferred income tax liability	
Depreciation	$2,442

The effective tax rate differs from the statutory federal rate at December 31, 2019, presented as follows:

Federal income tax at statutory rates	$	14,567
Effect of permanent differences		6,544
Other		(2,127)
Income tax expense	$	18,984

The Company files income tax returns in the U.S. federal jurisdiction. The Company does not have any uncertain tax positions. As of December 31, 2019, there is no accrued interest or penalties recorded in the financial statements.

RICHARDS, MERRILL & PETERSON, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

	December 31, 2019
NET CAPITAL	
Total stockholders' equity	$ 487,169
Deduct nonallowable assets:	
Furniture & equipment less accumulated depreciation	39,061
Prepaid expenses	17,249
Net capital	$ 430,859
AGGREGATE INDEBTEDNESS	
Total liabilities	$ 74,057
Deduct deferred income tax	2,442
Total aggregate indebtedness	$ 71,615
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net capital	$ 430,859
Minimum net capital required	100,000
Capital in excess of minimum requirement	$ 330,859
Ratio of aggregate indebtedness to net capital	16.62%

The net capital and aggregate indebtedness reported above agree to the net capital and aggregate indebtedness as reported on the Focus Report Form X-17A-5.

MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
Richards, Merrill & Peterson, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Richards, Merrill & Peterson, Inc. (Company), and the Securities Investor Protection Corporation (SIPC), solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC, and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Spokane, Washington
February 18, 2020

SIPC MEMBER FINRA

Est. R|M|P 1924

RICHARDS, MERRILL & PETERSON

One Skywalk, US Bank Bldg., 422 West Riverside
Spokane, WA 99201

(509) 624 3174
(800) 572 5296
rmpinvest.com

Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934

We, as members of management of Richards, Merrill & Peterson, Inc. (Company), are responsible for complying with the requirements of 17 C.F.R. Section 240.15c3-3, "The Customer Protection Rule" of the Securities Exchange Act of 1934 (Act). We have performed an evaluation of the Company's compliance with the Customer Protection Rule as of December 31, 2019, and during the period from January 1, 2019 through December 31, 2019. Based on this evaluation, we assert that the Company was in compliance with the Act as described below.

1. The company is exempt from the Customer Protection Rule under Paragraph (k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker. The Company promptly transmits all customer funds and securities to the clearing broker which carries all of the accounts of such customers.

2. The Company met the identified exemption provisions throughout the most recent year without exception.

Richards, Merrill & Peterson, Inc.

John Larson, President — Date: 2-8-20

Steve Larson, Chief Executive Officer — Date: 2-18-20

Tom McDonald, Chief Financial Officer — Date: 2-18-20

Monique Corigliano, CPA, Registered Representative — Date: 2-18-20

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Richards, Merrill & Peterson, Inc.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Richards, Merrill & Peterson, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Richards, Merrill & Peterson, Inc., claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii), (the exemption provisions) and (2) Richards, Merrill & Peterson, Inc., stated that Richards, Merrill & Peterson, Inc., met the identified exemption provisions throughout the most recent fiscal year without exception. Richard, Merrill & Peterson, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Richard, Merrill and Peterson Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Spokane, Washington
February 18, 2020